UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No: 000-23319

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-KSB FOR THE PERIOD ENDING December 31, 2007

PART I - REGISTRANT INFORMATION

Avani International Group, Inc.

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Full Name of Registrant

108-2419 Bellevue Ave. West Vancouver, B.C. V7V 4T4 Canada

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Address of Principal Executive Offices

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

<(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x]

 <(b) The subject annual report will be filed on or before the 15th calendar day following the prescribed due date: and

<(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-KSB for the period ended December 31, 2006 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dennis Robinson        (604) 913-2386

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months (or for  such shorter) period that the registrant was required to file such reports been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [x] Yes   [ ] No

The Company had no revenues for fiscal year ended December 31, 2007. For fiscal year ended December 31, 2006, the Company had revenues of $99,307.

AVANI INTERNATIONAL GROUP INC.

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(Name of Registrant as specified in charter)

/s/ Robert Wang                   March 27, 2008

Robert Wang

President and Principal Executive Officer

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